For Immediate Release:	News Release	February 10, 2012

ZHONGRUN INVESTS IN CANADIAN ZINC CORPORATION

Zhongrun International Mining Co., Ltd. ("Zhongrun") (direct) and Zhongrun Resources Investment Corp. ("Shandong Zhongrun") (indirect), both of Tower 17, Zhongrun Century Plaza, No. 13777 Jingshi Road East, Jinan City, Shandong Province, P.R. China, 250014, announce the acquisition of ownership and control of an additional 6,000,000 units of Canadian Zinc Corporation (the "Company") at a price of $0.67 per unit.

Each unit consists of one common share and one-half of one non-transferable share purchase warrant of the Company.  Each whole share purchase warrant entitles the holder to purchase one common share of the Company for a period of two years from the date of issuance of the share purchase warrant at a price of $0.90 per share, subject to adjustment.

The units were acquired pursuant to a private placement subscription agreement between Zhongrun and the Company, in reliance on the prospectus exemption in BC Instrument 72-503.

As a result of the acquisition, Zhongrun, directly, and Shandong Zhongrun, indirectly, own and control 15,000,000 common shares and 7,500,000 share purchase warrants of the Company, representing approximately 9.62% (basic) and 13.77% (partially diluted, assuming the exercise of the share purchase warrants held by Zhongrun and Shandong Zhongrun) of the issued and outstanding common shares of the Company.

Zhongrun is a wholly owned subsidiary of Shandong Zhongrun  a public company, based in Shandong in the Peoples Republic of China, listed on the main board of the Shenzhen Stock Exchange specializing in investments in natural resources and in real estate development.

The units were purchased for investment purposes.  Zhongrun and Shandong Zhongrun have no present intention to acquire ownership of or control over additional securities of the Company, but may acquire additional securities of the Company in the future for investment purposes.

An early warning report in respect of the above noted transaction has been filed on SEDAR. A copy of this report can be obtained on www.sedar.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Zhongrun Resources Investment Corp.
Tower 17, Zhongrun Century Plaza,
No. 13777 Jingshi Road East,
Jinan City, Shandong Province,
P.R. China, 250014